UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2005

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, February 23, 2005 – Pine Valley Mining Corporation
(TSX-VE: PVM; NASD OTC: PVMCF) is pleased to release results for the third quarter, during which it recognized increased revenue as it increased coal production from the Willow Creek Mine located in northeast British Columbia.
Graham Mackenzie, President, Chief Executive Officer of Pine Valley will host a conference call and webcast to discuss the third quarter results on Thursday,
February 24, 2005 at 9:00am PST / 12:00pm EST.

The call can be accessed by calling the operator at 416-695-5299 or toll free
1-877-888-4210 prior to the scheduled start time. A playback version of the will be available for two weeks up to March 10, 2005 at 416-695-5275 or North
America toll free 1-888-509-0081. The live webcast of the call will be at Pine Valley's web site www.pinevalleycoal.com

The Company realized revenues of $9.189 million for the three month period
December 31, 2004, as a result of the Company’s commercial coal shipments totalling approximately 146,000 tonnes of pulverized coal injection (“PCI”)
metallurgical coal product. Minimal revenues were realized during the prior comparable period. The Company realized $1.191 million in net income from operations during the period. In addition, significant items impacting the
Company’s net income during the quarter included a foreign exchange gain of
$1.302 million as a result of forward exchange contracts entered into by the
Company. Significant expenses during the quarter included $0.227 million interest and financing charges, $0.178 million professional fees and salaries and stock-based expense of $0.26 million, of which stock-based compensation expense was $0.154 million. As a result of the foregoing, the Company realized consolidated net income of $1.664 million for the third quarter.

The Company’s activities during the fiscal third quarter were directed towards coal production from the Willow Creek Coal Mine in northeastern British
Columbia and the construction of coal handling facilities designed  to allow an increase in the production rate. The Company has completed commissioning the majority of the equipment constructed and installed to increase the monthly capacity of the Willow Creek Coal Mine to 110,000 tonnes of coal.

The Company concluded sales negotiations for the sale of 529,000 tonnes of its
PCI product for the period September 2004 to March 31, 2005 with customers who represent a number of the premier steel producers in Asia and Europe.  The weighted average price for the PCI coal to be sold under these contracts is
US$54.97 per tonne. Approximately 120,000 tonnes of the contracted tonnage will be carried over for deliveries in the year beginning April 1, 2005.
are currently in progress for PCI coal to be sold under new contracts in the contract year which will begin April 1, 2005.

The Company’s phased plan to further increase capacity continues to progress as outlined below:

Stage of Development   Production rate(tonnes annualized) Operational Date
Initial operations                       540,000           July 2004
Installation of coal handling equipment     1,320,000         February 2005
Wash plant and related equipment installed  2,200,000         Autumn 2005

In order to meet the anticipated cost increases and accelerated expenditures, the Company entered into a transaction during the quarter with The Rockside
Foundation (“Rockside”), whereby the Company completed a transaction to borrow from Rockside the aggregate principal sum of US$8,850,000.  Interest is paid at the rate of 10% per annum payable monthly.  The Company has issued or will common shares that are equivalent to 10% of the initial principal amount
(US$3,750,000) of the loan advanced by Rockside in November, and that number of the Company's shares that is equivalent to 1% per five week period of the
US$5,100,000 principal amount of the loan advanced at the end of December to a maximum of 10% until the loan is repaid. The Company has issued 104,736 Common shares for the loan of the initial US$3,750,000 principal amount and is committed to issue an additional 10,102 shares for the second principal amount drawn.

The Company’s financial statements and management discussion and analysis describing the fiscal third quarter results in detail accompany this news release or may be accessed through the Company web site www.pinevalleycoal.com or at www.sedar.com.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations, the Company’s need for and of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors discussed in greater detail in the Company’s various filings with the and Exchange Commission and Canadian securities regulators, including the
Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

###
Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie   Mark Fields
President & CEO    Executive Vice President
(604) 682-4678    (604) 682-4678
Vancouver, British Columbia, Canada  Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com         mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: 23/02/2005	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO